Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three and six months ended June 30, 2026

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (Unaudited)	As at June 30, 2026	As at December 31, 2025

ASSETS
Cash and cash equivalents	$15,200	$71,284
Amounts receivable and other (Note 5)	25,941	22,772
Inventory	—	4,665
Prepaid gold interests and other (Note 6)	55,929	33,537
Investments (Note 7)	19,889	17,421
Income tax receivable	1,232	—
Loan receivable	2,678	3,118
Current assets	120,869	152,797

Mineral interests (Note 8)	2,315,771	1,894,470
Prepaid gold interests and other (Note 6)	126,692	57,478
Deferred income tax	4,277	5,870
Other assets	3,908	2,863
Non-current assets	2,450,648	1,960,681

TOTAL ASSETS	$2,571,517	$2,113,478

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$21,791	$35,073
Income tax payable	10,702	3,495
Lease obligation	397	379
Current liabilities	32,890	38,947

Deferred income tax	17,869	20,071
Lease obligation	793	1,084
Debt (Note 9)	235,000	—
Other non-current liabilities	3,255	8,159
Non-current liabilities	256,917	29,314

Shareholders’ equity
Share capital (Note 12)	1,861,699	1,864,823
Retained earnings	404,567	164,950
Other	15,444	15,444
	2,281,710	2,045,217

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,571,517	$2,113,478

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

	For the three months ended June 30,		For the six months ended June 30,
($US thousands, except per share information) (Unaudited)	2026	2025	2026	2025

Revenue (Note 14)	$129,211	$94,087	$276,204	$176,332

Cost of sales
Cost of sales excluding depletion	(24,630)	(11,074)	(45,595)	(22,836)
Depletion	(16,335)	(20,677)	(36,477)	(41,226)
Gross profit	88,246	62,336	194,132	112,270

General administration costs (Note 10)	(3,798)	(8,636)	(10,112)	(13,757)
Business development costs (Note 10)	(93)	(1,775)	(1,267)	(2,037)
Impairment reversal	—	2,500	—	2,500
Operating income	84,355	54,425	182,753	98,976

Increase (decrease) in fair value of investments, prepaid gold interests and other (Note 6 and 7)	(6,071)	6,916	26,062	12,533
Gain on disposal of mineral interests (Note 8)	79,459	—	79,459	—
Finance costs, net	(110)	(901)	(218)	(1,502)
Sustainability and other expenses	(243)	(120)	(384)	(165)
Other income	73,035	5,895	104,919	10,866

Earnings before income taxes	157,390	60,320	287,672	109,842
Income tax expense	(1,090)	(4,584)	(14,443)	(8,585)
Net earnings	$156,300	$55,736	$273,229	$101,257

Earnings per share (Note 11)
Basic	$0.76	$0.28	$1.32	$0.50
Diluted	$0.76	$0.28	$1.32	$0.50

Net earnings	$156,300	$55,736	$273,229	$101,257
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods
Increase in fair value of derivatives designated as cash flow hedge	$—	1,828	$—	1,828
Tax expense relating to changes in fair value of derivatives	—	(484)	—	(484)
Other comprehensive income	—	1,344	—	1,344
Total comprehensive income	$156,300	$57,080	$273,229	$102,601

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
($US thousands) (Unaudited)	2026	2025	2026	2025

Operating activities
Net earnings	$156,300	$55,736	$273,229	$101,257
Adjustments for the following items:
Depletion	16,335	20,677	36,477	41,226
Non-cash cost of sales from prepaid gold interests and other (Note 6)	16,484	3,536	26,479	9,179
Amortization	67	86	133	172
Impairment reversal	—	(2,500)	—	(2,500)
Gain on disposal of mineral interests (Note 8)	(79,459)	—	(79,459)	—
Decrease (increase) in fair value of investments, prepaid gold interests and other (Note 6 and 7)	6,071	(6,916)	(26,062)	(12,533)
Stock-based compensation	(1,316)	5,121	785	8,580
Income tax expense	1,090	4,584	14,443	8,585
Income taxes paid, net	(4,249)	(4,544)	(8,123)	(6,514)
Finance and other costs, net	1,865	901	2,085	1,502
Operating cash flow before working capital	113,188	76,681	239,987	148,954
Change in working capital (Note 16)	(1,940)	(567)	(15,408)	(6,985)
Operating cash flow	111,248	76,114	224,579	141,969

Investing activities
Acquisition of mineral interests (Note 8)	(441,349)	(4,000)	(471,056)	(67,511)
Proceeds on sale of investments (Note 7)	—	1,488	4,040	1,488
Recovery of loan receivables	—	2,500	—	2,500
Acquisition of investments	—	—	(1,599)	—
Net cash used in investing activities	(441,349)	(12)	(468,615)	(63,523)

Financing activities
Proceeds from issuance of debt (Note 9)	355,000	—	355,000	20,000
Repayments of debt (Note 9)	(120,000)	—	(120,000)	(20,000)
Proceeds from exercise of stock options	—	146	505	146
Normal course issuer bid ("NCIB") purchase of common shares (Note 12)	(20,001)	—	(21,002)	(8,018)
Dividends paid (Note 12)	(11,845)	(11,046)	(23,725)	(22,091)
Repayments and interest on lease obligation	(130)	(113)	(263)	(221)
Payment of interest and other	(500)	(479)	(1,008)	(1,143)
Debt issue costs	(1,477)	(1,633)	(1,477)	(1,633)
Net cash provided by (used in) financing activities	201,047	(13,125)	188,030	(32,960)
Effect of exchange rate changes on cash and cash equivalents	(65)	36	(78)	39
Increase (decrease) in cash and cash equivalents during the period	(129,119)	63,013	(56,084)	45,525
Cash and cash equivalents at beginning of the period	144,319	18,757	71,284	36,245
Cash and cash equivalents at end of the period	$15,200	$81,770	$15,200	$81,770

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (Unaudited)	Common Shares	Share Capital	Retained Earnings (Deficit)	Accumulated other comprehensive income	Other	Total

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$—	$15,152	$1,735,720

Issuance of shares from exercise of stock options	138,490	(606)	—	—	—	(606)
NCIB and automatic share purchase plan ("ASPP") purchase of common shares (Note 12)	(488,600)	(3,900)	(4,118)	—	—	(8,018)
Stock option expense	—	—	—	—	292	292
Net earnings	—	—	101,257	—	—	101,257
Dividends	—	—	(22,091)	—	—	(22,091)
Other comprehensive income	—	—	—	1,344	—	1,344
Balance at June 30, 2025	200,861,733	$1,739,835	$51,275	$1,344	$15,444	$1,807,898

At January 1, 2026	206,531,806	$1,864,823	$164,950	$—	$15,444	$2,045,217

Issuance of shares from exercise of stock options	106,784	(9)	—	—	—	(9)
NCIB and ASPP purchase of common shares (Note 12)	(635,559)	(3,115)	(9,887)	—	—	(13,002)
Net earnings	—	—	273,229	—	—	273,229
Dividends	—	—	(23,725)	—	—	(23,725)
Balance at June 30, 2026	206,003,031	$1,861,699	$404,567	$—	$15,444	$2,281,710

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and six months ended June 30, 2026 and 2025, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Argentina, Canada, Chile, Colombia, Côte d’Ivoire, Honduras, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2025 and 2024 (“2025 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2025 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements, except as disclosed below. Certain comparative figures have been reclassified to conform to current year presentation. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on August 5, 2026.

New accounting standards and amendments adopted

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

Effective January 1, 2026, the Company adopted the Amendments to IFRS 9 and IFRS 7, which allow an entity to elect to apply trade-date accounting for the derecognition of financial liabilities when settled in cash through electronic payment systems. The Company has elected to apply trade-date-accounting for systems that meet the criteria. The amendments also introduce additional disclosure requirements to improve transparency regarding equity instruments designated at fair value through other comprehensive income (“FVOCI”) and financial instruments containing contingent features.

The IFRS 9 amendment allows a financial liability to be derecognized upon the irrevocable settlement instruction via an electronic payment system, even if cash settlement occurs shortly thereafter. This amendment did not have a material affect on the Company’s financial position.

The IFRS 7 amendments require enhanced disclosures for (i) equity instruments designated at FVOCI and (ii) financial instruments that include contingent settlement or conversion features. As the Company does not hold any FVOCI-designated equity instruments and has no material contingent payment features in its financial instruments, these new disclosures did not have a material impact on the Company’s disclosures.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2025 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2025 Annual Financial Statements.

Impairment

As at June 30, 2026, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed.

4. Key developments

Acquisition of 5.5% gold stream on the Ravenswood gold mine

On June 25, 2026, Triple Flag completed the acquisition of a 5.5% gold stream on the Ravenswood gold mine, operated by Ravenswood Gold Pty Ltd., for total cash consideration of $440 million. The stream rate is 5.5% until 194,200 ounces are delivered, then reduces to 3.75% until 253,000 ounces are delivered, then to 2.5% thereafter. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered, until 194,200 ounces are delivered and 20% thereafter. The Ravenswood stream covers all existing mining and exploration licenses at the Ravenswood mine, located in Queensland, Australia.

Steppe Gold Settlement on prepay and ATO gold and silver stream ounces

On June 11, 2026, Triple Flag entered into a Settlement Agreement with Steppe Investments Limited, Steppe Gold LLC and Steppe Gold Limited (“Steppe”) in respect of the outstanding amounts of gold and silver deliveries from the Altan Tsagaan Ovoo (“ATO”) mine in Mongolia under the Steppe Stream Agreement and outstanding ounces under the Steppe Prepaid Gold Interest Agreement (the “Settlement”). Under the Settlement, the Company received 1,650 ounces of gold in full satisfaction of the outstanding deliveries under the Steppe Prepaid Gold Interest Agreement, 1,946 ounces of gold and 15,618 ounces of silver, representing the full delivery of all arrears under the Steppe Stream Agreement, and 500 ounces of gold as a stream amendment fee. These ounces received under the Steppe Stream Agreement were recognized in inventory at cost comprising depletion of the stream interest.

Concurrent with the Settlement, Triple Flag and Steppe entered into an Amended and Restated Stream Agreement (“A&R Stream Agreement”) which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss. In addition, starting in Q1 2037, Triple Flag will also be entitled to receive delivery of gold equal to 1.5% of the previous quarter’s gold production from the ATO mine, subject to a maximum of 500 gold ounces per quarter. There are no ongoing payments associated with these gold deliveries and there are no step-down or buy-down provisions in this Settlement. As a result of the A&R Stream Agreement, the original stream was derecognized and a financial asset of $96.4 million was recognized as at June 30, 2026 with the corresponding gain on disposal of mineral interest of $79.5 million recognized during the quarter ended June 30, 2026.

Renewal and upsizing of the Revolving Credit Facility

On May 22, 2026, Triple Flag renewed and upsized its Credit Facility. Under the amended agreement, Triple Flag has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million, for total available liquidity of $1.3 billion. The Credit Facility has a term of four years, maturing on May 22, 2030. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Acquisition of gross revenue (“GR”) royalties on the Gunnison Copper Project and Johnson Camp Mine

On March 30, 2026, Triple Flag acquired a 3% GR royalty from Greenstone Excelsior Holdings L.P. (“Greenstone”) on the Gunnison Copper Project in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $23.0 million. This royalty is in addition to the existing stream on the Gunnison Project and Triple Flag’s existing royalty on the Johnson Camp Mine.

On May 5, 2026, Triple Flag entered into an agreement (the “Gunnison Option Agreement”) with Gunnison and Altius Royalty Corporation (“Altius”) providing that, if Gunnison is the subject of a change of control on or before March 31, 2028, Gunnison will receive a single option to do all of the following: (a) reduce Triple Flag's 3% gross revenue royalty on the Gunnison Copper Project by 1% for a payment of $20.0 million, and (b) reduce Altius' 1.5% gross revenue royalty on the Gunnison Copper Project by 0.5% for a payment of $10.0 million; and (c) terminate Triple Flag’s expansion option for the stream on the Gunnison Copper Project for a payment of $35.0 million. Pursuant to the Gunnison Option Agreement, Triple Flag and Altius have a veto right on additional royalties, streams or similar burdens on the Gunnison Copper project.

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone on the Johnson Camp Mine in Arizona, United States, operated by Gunnison for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag owns on the Johnson Camp Mine.

Investment in the Northparkes E44 deposit

On February 10, 2026, Triple Flag and Evolution Mining Limited (“Evolution”), entered into an agreement whereby Triple Flag will invest $84.3 million into the development of the high-grade E44 gold open pit at Northparkes, which includes a seven-year period of minimum guaranteed stream deliveries from E44 to Triple Flag, totaling 45,052 ounces of gold and 446,200 ounces of silver. Under the terms of the agreement, Triple Flag will be entitled to purchase 20% of payable gold and 30% of payable silver from the E44 gold deposit for an ongoing payment of 10% of the spot gold and silver price for each ounce delivered. Triple Flag’s existing gold and silver stream on Northparkes is unaffected, other than with respect to the E44 gold deposit. The transaction is expected to be funded on December 15, 2026.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all of the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares of Orogen Spinco, which equates to an approximate 11% interest in Orogen Spinco. On April 23, 2025, Triple Flag transacted and designated foreign exchange forward contracts into cash flow hedge relationships for the anticipated acquisition of Orogen.  These foreign exchange forward contracts had a combined notional value to sell US$130.4 million and buy C$180 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. As at June 30, 2025, the fair value of the foreign exchange forward contracts was $1.8 million, resulting in a gain, net of tax, recognized in other comprehensive income for the three and six months ended June 30, 2025, of $1.3 million.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

5. Amounts receivable and other

As at	June 30, 2026	December 31, 2025
Royalty receivables	$25,167	$21,543
Prepaid expenses	122	544
Value added tax recoverable	652	685
Total amounts receivable and other	$25,941	$22,772

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent insurance programs that are in place.

6. Prepaid gold interests and other

As at	June 30, 2026	December 31, 2025
Steppe Gold	$96,372	$2,570
Auramet	67,141	65,320
El Mochito	19,108	23,125
Total prepaid gold interests and other	182,621	91,015
Current portion	55,929	33,537
Non-Current portion	$126,692	$57,478

For the three and six months ended June 30, 2026, the Company recognized a loss of $5.2 million and a gain of $21.7 million, respectively (2025: gain of $6.4 million and $11.4 million), as a result of changes in the fair value of prepaid gold interests and other.

Steppe Gold

On June 11, 2026, Triple Flag and Steppe entered into the Settlement, resulting in the delivery in full of the remaining 1,650 gold prepay ounces in arrears. The Steppe prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy. Upon receipt and sale, the asset was remeasured to fair value and derecognized concurrently.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Concurrent with the Settlement (Note 4), Triple Flag and Steppe entered into the A&R Stream Agreement which provides for fixed deliveries of 34,770 ounces of gold over a period of 10 years, commencing in Q3 2026 and ending in Q4 2036. This contractual right to receive metal deliveries meets the definition of a financial asset and has been accounted for as a financial asset measured at fair value through profit or loss. As a result of the A&R Stream Agreement, a financial asset of $96.4 million was recognized as at June 30, 2026.

Auramet

The prepaid gold interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. As at June 30, 2026, 25,000 ounces of gold remains to be delivered under the contract. The Auramet prepaid gold interest is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

El Mochito

The settlement agreement relating to the El Mochito mine in Honduras requires delivery of 500,000 ounces of silver in 20 equal monthly instalments of 25,000 ounces of silver to Triple Flag, from December 2025 to July 2027. As at June 30, 2026, 325,000 ounces of silver remains to be delivered. The right to silver deliveries is accounted for as a financial asset measured at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

7. Investments

Investments comprise equity interests and warrants in publicly traded and private companies, and have been recorded at fair value. The fair value of public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of private equity investments is classified as level 3 of the fair value hierarchy, as the relevant observable inputs are not available. The fair value of the level 1 investments is $18.3 million (2025: $15.8 million) and the fair value of the level 3 investments is $1.6 million (2025: $1.6 million).

For the three and six months ended June 30, 2026, the Company recognized a loss of $0.7 million and a gain of $4.9 million, respectively (2025: gain of $0.5 million and $1.2 million) as a result of changes in fair value of investments.

Triple Flag disposed of various equity investments during the six months ended June 30, 2026, for cash proceeds $4.0 million (2025: $1.5 million).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

8. Mineral interests

As at June 30, 2026	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2026	$1,420,541	$1,158,083	$2,578,624
Additions[2]	442,549	29,175	471,724
Disposals[3]	(16,913)	—	(16,913)
As at June 30, 2026	$1,846,177	$1,187,258	$3,033,435

Accumulated depletion
As at January 1, 2026	$(543,237)	$(140,917)	$(684,154)
Depletion	(22,116)	(11,394)	(33,510)
As at June 30, 2026	$(565,353)	$(152,311)	$(717,664)
Carrying value	$1,280,824	$1,034,947	$2,315,771

As at December 31, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[4]	35,136	311,848	346,984
Disposals[5]	(18,988)	(644)	(19,632)
As at December 31, 2025	$1,420,541	$1,158,083	$2,578,624

Accumulated depletion and impairments
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(55,604)	(23,912)	(79,516)
As at December 31, 2025	$(543,237)	$(140,917)	$(684,154)
Carrying value	$877,304	$1,017,166	$1,894,470
1.	Includes $1,402.4 million (2025: $967.3 million) of depletable mineral interest and $913.4 million (2025: $926.8 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300.0 million (2025: $300.0 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2026 (2025: nil) Consequently, there were no cash flows related to these assets for the three and six months ended June 30, 2026, and 2025.
2.	Largely reflects the acquisition of the Ravenswood Stream ($442.5 million) inclusive of $2.5 million transaction costs, a 3% GR Royalty on the Gunnison project ($23.0 million) and an additional milestone payment ($6.0 million) with respect to the acquisition of the Eskay Creek Royalty.
3.	Reflects the disposal of the ATO gold and silver stream (Note 4).
4.	Largely reflects the acquisition of the Arthur gold project ($255.8 million), the Minera Florida royalties ($23.1 million), the Sierra Sun Streams ($35.1 million), Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).
5.	Largely reflects the disposal of the El Mochito stream.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

9. Debt

As at	June 30, 2026	December 31, 2025
Debt opening balance	$—	$—
Drawdowns	355,000	113,000
Repayments	(120,000)	(113,000)
Debt closing balance	$235,000	$—

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. During the quarter, Triple Flag renewed and upsized its Credit Facility and as a result, Triple Flag now has a Credit Facility of $1 billion with an additional uncommitted accordion of up to $300 million maturing on May 22, 2030. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada depending upon the Company’s leverage ratio ; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.325% and 2.75% per annum, depending on the Company’s leverage ratio.

As at June 30, 2026, the debt balance on the Credit Facility was $235.0 million (2025: nil). Finance costs for the three and six months ended June 30, 2026, were $1.2 million and $1.8 million, respectively (2025: $1.1 million and $1.9 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratio. As at June 30, 2026, all such ratios and requirements were met.

10. Operating expenses by nature1

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Employee costs[2,3]	$1,349	$7,729	$6,690	$11,551
Office, insurance and other expenses	1,222	1,059	2,381	2,257
Professional services[3]	1,320	1,623	2,308	1,986
Total general administration and business development costs	$3,891	$10,411	$11,379	$15,794

1.Includes general administration costs and business development costs.

2.

Includes share-based compensation for the three and six months ended June 30, 2026 of $(1.3) million and $0.8 million, respectively (2025: $5.1 million and $8.6 million), of which $(3.0) million and $(2.6) million, respectively (2025: $3.3 million and $5.2 million), related to mark-to-market adjustments as a result of (decreases) increases in the Company’s share price over the respective periods.

3.Certain costs have been presented within business development costs due to their nature.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

11. Earnings per share – basic and diluted

	For the three months ended June 30,
	2026		2025
	Basic	Diluted	Basic	Diluted
Net earnings	$156,300	$156,300	$55,736	$55,736
Weighted average shares outstanding	206,295,928	206,917,106	200,834,984	201,414,539
Earnings per share	$0.76	$0.76	$0.28	$0.28

	For the six months ended June 30,
	2026		2025
	Basic	Diluted	Basic	Diluted
Net earnings	$273,229	$273,229	$101,257	$101,257
Weighted average shares outstanding	206,431,373	207,060,068	200,889,595	201,373,737
Earnings per share	$1.32	$1.32	$0.50	$0.50

12. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At June 30, 2026, the share capital comprised 206,003,031 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	204,634	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311
NCIB purchase of common shares and ASPP	(518,300)	(3,576)
Balance at December 31, 2025	206,531,806	$1,864,823
Exercise of stock options	106,784	(9)
NCIB purchase of common shares and ASPP	(635,559)	(3,115)
Balance at June 30, 2026	206,003,031	$1,861,699

In November 2025, Triple Flag received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB. Under the NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its common shares from time to time in accordance with the rules and procedures of the TSX. Repurchases under the NCIB are authorized until November 16, 2026. Daily purchases will be limited to 43,278 common shares on the TSX, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2025 to October 31, 2025, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three and six months ended June 30, 2026, the Company purchased 609,100 and 635,559 (2025: nil and 488,600) of its common shares under the NCIB for $20.0 million and $21.0 million (2025: nil and $8.0 million).

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $nil (2025: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three and six months ended June 30, 2026, Triple Flag declared and paid dividends totaling $11.8 million and $23.7 million (2025: $11.0 million and $22.1 million), which equates to an average dividend per share of $0.0575 (2025: $0.0550). For the six months ended June 30, 2026, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2025: nil).

13. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), prepaid gold interest and other, investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), lease obligations and debt.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to the expected credit risk model include cash and cash equivalents and amounts receivable (excluding value added taxes and prepaid expenses). The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $25.2 million as at June 30, 2026 (December 31, 2025: $21.5 million).

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, amounts payable and other liabilities (excluding stock-based compensation), and debt approximates their fair value. Investments, loans receivable, and prepaid gold interests and other are carried at fair value.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Financial assets and financial liabilities as at June 30, 2026, and December 31, 2025, were as follows:

		Financial assets	Financial liabilities
As at June 30, 2026	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$15,200	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	25,167	—
Prepaid gold interests and other	182,621	—	—
Investments	19,889	—	—
Loan receivable	2,678	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	10,110
Debt	—	—	235,000
Total	$205,188	$40,367	$245,110

		Financial assets	Financial liabilities
As at December 31, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$71,284	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	21,543	—
Prepaid gold interests and other	91,015	—	—
Investments	17,421	—	—
Loan receivable	3,118	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	19,350
Total	$111,554	$92,827	$19,350

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

14. Revenue

Revenue is comprised of the following:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue from contracts with customers
Gold	$81,928	$63,333	$170,852	$126,085
Silver	44,371	30,520	100,732	50,013
Copper and other	2,912	234	4,620	234
Total revenues	$129,211	$94,087	$276,204	$176,332

Stream and related interests and royalty revenues were mainly earned from the following interests:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue from contracts with customers
Stream and related interests
Cerro Lindo	$22,036	$24,205	$61,279	$38,708
Northparkes	24,051	31,419	56,739	56,966
ATO	17,746	—	17,746	2,690
Impala Bafokeng	10,465	4,587	17,226	9,346
Buriticá	10,117	3,577	17,111	7,169
Bonikro	4,599	2,813	17,071	6,448
El Mochito	5,545	—	10,795	91
Auramet	5,005	4,213	10,633	7,848
Agbaou	2,844	1,802	7,948	4,950
Gunnison	2,030	234	2,701	234
Other	1,004	2,152	2,335	4,045
	$105,442	$75,002	$221,584	$138,495
Royalty interests
Beta Hunt	$4,646	$4,760	$11,295	$9,402
Fosterville	3,203	2,532	6,632	5,494
Camino Rojo	2,316	2,089	4,654	4,042
Agbaou	2,091	1,399	4,357	3,052
Young-Davidson	1,707	2,136	4,212	3,835
Florida Canyon	1,823	1,798	3,976	3,337
Sunrise Dam	699	166	3,322	968
Kensington	1,269	914	3,012	1,831
Stawell	1,341	1,135	2,790	1,938
Henty	671	591	1,468	1,249
Eagle River Complex	615	476	1,423	943
Other	3,388	1,089	7,479	1,746
	$23,769	$19,085	$54,620	$37,837
Total revenues	$129,211	$94,087	$276,204	$176,332

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

During the three and six months ended June 30, 2026, sales to one financial institution accounted for 70% and 88% of the Company’s revenue from stream and related interests, respectively (2025: 79% and 82%). The Company would not be materially affected should this financial institution cease to buy metal credits from the Company as these sales would be redirected to alternative financial institutions.

15. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

For the three and six months ended June 30, 2026 and 2025, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Australia	$34,611	$40,437	$82,246	$75,049
Peru	23,414	24,336	63,543	39,009
Other Latin America	19,730	6,934	36,260	14,483
Cote d'Ivoire	9,534	6,014	29,376	14,450
United States	10,098	7,159	21,343	13,250
Mongolia	17,746	—	17,746	2,690
South Africa	10,468	4,587	17,226	9,346
Canada	3,610	4,620	8,464	8,055
Total revenues	$129,211	$94,087	$276,204	$176,332

16. Change in working capital

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Decrease (increase) in amounts receivable and other assets	$1,105	$(2,503)	$(3,168)	$(1,109)
Decrease in inventory[1]	757	942	1,698	486
(Decrease) increase in amounts payable and other liabilities[2]	(3,802)	994	(13,938)	(6,362)
Change in working capital	$(1,940)	$(567)	$(15,408)	$(6,985)
1.	Excludes depletion.
2.	Includes stock-based compensation payments of $1.6 million and $9.6 million, for the three and six months ended June 30, 2026, respectively (2025: $nil and 1.5 million).